                                                                                                   Exhibit 12.1

Ball Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges

-------------------------------------------    -----------    -----------    -----------    -----------    -----------
   ($ in millions)                                 2000           1999           1998           1997           1996
-------------------------------------------    -----------    -----------    -----------    -----------    -----------
Income from continuing operations before
   taxes on income                               $ 113.9        $ 171.2        $  27.3        $  85.9        $  29.6
   Plus:
      Interest expensed and capitalized             98.5          109.6           80.9           57.9           45.4
      Interest expense within rent                  25.4           18.0           15.4           12.7            9.1
      Amortization of capitalized interest           2.0            1.9            2.1            2.6            2.1
      Distributed income of equity
         investees                                   -              1.5            2.5            6.9            -
   Less:
      Interest capitalized                          (3.3)          (2.0)          (2.3)          (4.4)          (6.6)
                                               -----------    -----------    -----------    -----------    -----------
   Adjusted earnings                               236.5          300.2          125.9          161.6           79.6

Fixed charges(1)                                   123.9          127.6           96.3           70.6           54.5

Ratio of earnings to fixed charges                  1.9x           2.4x           1.3x           2.3x           1.5x
-------------------------------------------    -----------    -----------    -----------    -----------    -----------

(1)  Fixed charges include interest expensed and capitalized as well as interest expense within rent.